Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2012 Annual Meeting of Stockholders held on September 20, 2012, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	65,337,507	4,224,750
*G. Peter O’Brien	65,272,582	4,289,675
**Patricia W. Chadwick	8,101,914	94,645
**David L. Meister	8,046,066	150,493

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class